Exhibit 99.1

HUYA Inc. Reports Third Quarter 2025 Unaudited Financial Results

GUANGZHOU, China, November 12, 2025 /PRNewswire/ -- HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game-related entertainment and services provider, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Highlights

•	Total net revenues increased by 9.8% to RMB1,688.3 million (US$237.1 million) for the third quarter of 2025, from RMB1,537.7 million for the same period of 2024.

•	Game-related services, advertising and other revenues increased by 29.6% to RMB531.6 million (US$74.7 million) for the third quarter of 2025, from RMB410.2 million for the same period of 2024.

•	Net income attributable to HUYA Inc. was RMB9.6 million (US$1.3 million) for the third quarter of 2025, compared with RMB23.6 million for the same period of 2024.

•	Non-GAAP net income attributable to HUYA Inc.[1] was RMB36.3 million (US$5.1 million) for the third quarter of 2025, compared with RMB78.0 million for the same period of 2024.

•	Average MAUs[2] for the third quarter of 2025 was 162.3 million.

Mr. Junhong Huang, Acting Co-Chief Executive Officer and Senior Vice President of Huya, commented, “As we close the third quarter of 2025, we are encouraged to report that Huya has returned to a promising growth trajectory, with total net revenues up approximately 10% year-over-year. This progress reflects both stabilization in our live streaming revenues and accelerating contributions from game-related services, advertising and other initiatives.

“Game-related services, advertising and other revenues grew approximately 30% year-over-year, accounting for over 30% of our total net revenues for the first time, marking a key milestone since our strategic transformation two years ago. In-game item sales have been a main driver of this segment as we deepened and expanded collaborations with game partners both in China and abroad,” Mr. Huang concluded.

Mr. Raymond Peng Lei, Acting Co-Chief Executive Officer and Chief Financial Officer of Huya, added, “We are pleased to see total net revenues re-accelerate and operating performance continue to improve in the third quarter. These results reflect our steady execution on revenue diversification and prudent cost management. Looking ahead, we will continue to explore opportunities in a measured way, pursuing growth thoughtfully while preserving earnings quality and building long-term shareholder value.”

Third Quarter 2025 Financial Results

Total net revenues increased by 9.8% to RMB1,688.3 million (US$237.1 million) for the third quarter of 2025, from RMB1,537.7 million for the same period of 2024.

Live streaming revenues increased by 2.6% to RMB1,156.7 million (US$162.5 million) for the third quarter of 2025, from RMB1,127.5 million for the same period of 2024, primarily due to the improvement of average spending per paying user for live streaming services.

Game-related services, advertising and other revenues increased by 29.6% to RMB531.6 million (US$74.7 million) for the third quarter of 2025, from RMB410.2 million for the same period of 2024. The increase was primarily due to higher revenues from game-related services and advertising, which were mainly attributable to the Company’s deepened cooperation with Tencent and other game companies.

Cost of revenues increased by 9.6% to RMB1,461.6 million (US$205.3 million) for the third quarter of 2025 from RMB1,334.1 million for the same period of 2024, primarily due to increased revenue sharing fees and content costs as well as costs of in-game items, partially offset by decreased bandwidth and server custody fees. Revenue sharing fees and content costs, a key component of cost of revenues, increased by 7.8% year-over-year to RMB1,262.9 million (US$177.4 million) for the third quarter of 2025, primarily due to increased revenues.

Gross profit increased by 11.3% to RMB226.6 million (US$31.8 million) for the third quarter of 2025, from RMB203.6 million for the same period of 2024. Gross margin was 13.4% for the third quarter of 2025, compared with 13.2% for the same period of 2024.

Research and development expenses decreased by 2.8% to RMB121.9 million (US$17.1 million) for the third quarter of 2025 from RMB125.5 million for the same period of 2024, primarily due to decreased staff costs as a result of enhanced efficiency.

Sales and marketing expenses decreased by 4.4% to RMB70.1 million (US$9.8 million) for the third quarter of 2025 from RMB73.3 million for the same period of 2024, primarily due to decreased channel promotion fees.

General and administrative expenses increased by 15.4% to RMB57.7 million (US$8.1 million) for the third quarter of 2025 from RMB50.0 million for the same period of 2024, primarily due to increased professional service fees and staff costs.

Other income was RMB8.9 million (US$1.2 million) for the third quarter of 2025, compared with RMB13.0 million for the same period of 2024, primarily due to lower government subsidies.

Operating loss was RMB14.3 million (US$2.0 million) for the third quarter of 2025, compared with RMB32.3 million for the same period of 2024.

Non-GAAP operating income was RMB6.3 million (US$0.9 million) for the third quarter of 2025, compared with non-GAAP operating loss of RMB13.2 million for the same period of 2024.

Interest income was RMB34.7 million (US$4.9 million) for the third quarter of 2025, compared with RMB96.6 million for the same period of 2024, primarily due to a lower time deposit balance, which was mainly attributable to the special cash dividends paid.

Net income attributable to HUYA Inc. was RMB9.6 million (US$1.3 million) for the third quarter of 2025, compared with RMB23.6 million for the same period of 2024.

Non-GAAP net income attributable to HUYA Inc. was RMB36.3 million (US$5.1 million) for the third quarter of 2025, compared with RMB78.0 million for the same period of 2024.

Basic and diluted net income per American depositary share (“ADS”) were each RMB0.04 (US$0.01) for the third quarter of 2025. Basic and diluted net income per ADS were each RMB0.10 for the third quarter of 2024. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net income per ADS were each RMB0.16 (US$0.02) for the third quarter of 2025. Non-GAAP basic and diluted net income per ADS were each RMB0.34 for the third quarter of 2024.

As of September 30, 2025, the Company had cash and cash equivalents, short-term deposits and long-term deposits of RMB3,828.2 million (US$537.7 million), compared with RMB3,766.4 million as of June 30, 2025.

Earnings Webinar

The Company’s management will host a Tencent Meeting Webinar at 5:00 a.m. U.S. Eastern Time on November 12, 2025 (6:00 p.m. Beijing/Hong Kong time on November 12, 2025), to review and discuss the Company’s business and financial performance.

For participants who wish to join the webinar, please complete the online registration in advance using the links provided below. Upon registration, participants will receive an email with webinar access information, including meeting ID, meeting link, dial-in numbers, and a unique attendee ID to join the webinar.

Participant Online Registration:

Chinese Mainland[3]:	https://meeting.tencent.com/dw/aMWqwn0OAFE7
International:	https://voovmeeting.com/dw/aMWqwn0OAFE7

A live webcast of the webinar will be accessible at https://ir.huya.com, and a replay of the webcast will be available following the session.

1 “Non-GAAP net income attributable to HUYA Inc.” is defined as net income (loss) attributable to HUYA Inc. excluding share-based compensation expenses, gain arising from disposal of an equity investment, net of income taxes, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. For more information, please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

2 Refers to the average total monthly active users who accessed the Company’s domestic and overseas platforms and services (primarily the domestic Huya Live platform, its global mobile application service platform, its overseas game live streaming platform, and related services), inclusive of users across all devices (mobile, PC and web). Average MAUs for any period is calculated by dividing (i) the sum of total active users for each month during such relevant period, by (ii) the number of months during such relevant period. The Company shifted to total MAU reporting starting from the second quarter of 2025 to provide a more comprehensive view of user activity, in line with its business expansion, cross-platform strategy, and overseas initiatives.

3 For the purpose of this announcement only, Chinese Mainland excludes the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People’s Republic of China, and Taiwan.

About HUYA Inc.

HUYA Inc. is a leading game-related entertainment and services provider. Huya delivers dynamic live streaming and video content and a rich array of services spanning games, e-sports, and other interactive entertainment genres to a large, highly engaged community of game enthusiasts. Huya has cultivated a robust entertainment ecosystem powered by AI and other advanced technologies, serving users and partners across the gaming universe, including game companies, e-sports tournament organizers, broadcasters and talent agencies. Leveraging this strong foundation, Huya has also expanded into innovative game-related services, such as game distribution, in-game item sales, advertising and more. Huya continues to extend its footprint in China and abroad, meeting the evolving needs of gamers, content creators, and industry partners worldwide.

For more information, please visit: https://ir.huya.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating income (loss), non-GAAP net income attributable to HUYA Inc., non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net income per ordinary share, and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating income (loss) is operating loss excluding share-based compensation expenses and amortization of intangible assets from business acquisitions. Non-GAAP net income attributable to HUYA Inc. is net income (loss) attributable to HUYA Inc. excluding share-based compensation expenses, gain arising from disposal of an equity investment, net of income taxes, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP net income attributable to ordinary shareholders is net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses, gain arising from disposal of an equity investment, net of income taxes, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP basic and diluted net income per ordinary share and per ADS is non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of ordinary shares and ADS used in the calculation of non-GAAP basic and diluted net income per ordinary share and per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, (ii) gain arising from disposal of an equity investment, net of income taxes, (iii) impairment loss of investments, and (iv) amortization of intangible assets from business acquisitions (net of income taxes), add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures represent useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, and (ii) amortization of intangible assets from business acquisitions (net of income taxes), which have been and will continue to be significant recurring expenses in its business, and (iii) gain arising from disposal of an equity investment, net of income taxes, and (iv) impairment loss of investments, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider a non-GAAP financial measure in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1190 to US$1.00, the noon buying rate in effect on September 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the live streaming market and game market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,188,911	725,818	101,955
Restricted cash	17,031	9,107	1,279
Short-term deposits	4,075,048	3,042,408	427,365
Accounts receivable, net	76,044	164,647	23,128
Prepaid assets and amounts due from related parties, net	207,565	391,211	54,953
Prepayments and other current assets, net	523,674	579,821	81,447

Total current assets	6,088,273	4,913,012	690,127

Non-current assets
Long-term deposits	1,470,000	60,000	8,428
Investments	440,790	393,639	55,294
Goodwill	463,796	458,447	64,398
Property and equipment, net	484,008	550,873	77,381
Intangible assets, net	153,190	133,263	18,719
Right-of-use assets, net	339,492	311,464	43,751
Prepayments and other non-current assets	128,262	15,749	2,212

Total non-current assets	3,479,538	1,923,435	270,183

Total assets	9,567,811	6,836,447	960,310

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	66,613	235,391	33,065
Advances from customers and deferred revenue	265,628	226,512	31,818
Income taxes payable	54,594	59,193	8,315
Accrued liabilities and other current liabilities	1,360,949	1,006,309	141,356
Amounts due to related parties	161,529	177,154	24,885
Lease liabilities due within one year	28,581	22,015	3,092

Total current liabilities	1,937,894	1,726,574	242,531

Non-current liabilities
Lease liabilities	20,047	2,946	414
Deferred tax liabilities	23,405	20,148	2,830
Deferred revenue	35,786	32,647	4,586

Total non-current liabilities	79,238	55,741	7,830

Total liabilities	2,017,132	1,782,315	250,361

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2024 and September 30, 2025, respectively; 74,845,398 and 73,019,089 shares issued and outstanding as of December 31, 2024 and September 30, 2025, respectively)	52	53	7
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2024 and September 30, 2025, respectively; 150,386,517 and 150,386,517 shares issued and outstanding as of December 31, 2024 and September 30, 2025, respectively)	98	98	14
Treasury shares	(108,101)	(142,299)	(19,989)
Additional paid-in capital	8,866,492	6,452,211	906,337
Statutory reserves	122,429	122,429	17,197
Accumulated deficit	(2,100,291)	(2,095,349)	(294,332)
Accumulated other comprehensive income	770,000	716,989	100,715

Total shareholders’ equity	7,550,679	5,054,132	709,949

Total liabilities and shareholders’ equity	9,567,811	6,836,447	960,310

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	1,127,499	1,153,232	1,156,681	162,478	3,621,007	3,448,064	484,347
Game-related services, advertising and others	410,160	413,857	531,570	74,669	962,281	1,315,861	184,838

Total net revenues	1,537,659	1,567,089	1,688,251	237,147	4,583,288	4,763,925	669,185

Cost of revenues(1)	(1,334,085)	(1,354,771)	(1,461,627)	(205,314)	(3,944,297)	(4,136,500)	(581,051)

Gross profit	203,574	212,318	226,624	31,833	638,991	627,425	88,134

Operating expenses(1)
Research and development expenses	(125,508)	(122,156)	(121,942)	(17,129)	(389,324)	(373,623)	(52,483)
Sales and marketing expenses	(73,330)	(57,699)	(70,107)	(9,848)	(211,251)	(188,501)	(26,479)
General and administrative expenses	(50,025)	(63,743)	(57,729)	(8,109)	(173,786)	(182,917)	(25,694)

Total operating expenses	(248,863)	(243,598)	(249,778)	(35,086)	(774,361)	(745,041)	(104,656)

Other income, net	12,958	7,577	8,854	1,244	38,486	19,965	2,804

Operating loss	(32,331)	(23,703)	(14,300)	(2,009)	(96,884)	(97,651)	(13,718)

Interest income	96,580	59,074	34,655	4,868	316,155	158,645	22,285
Impairment loss of investments	(36,298)	(30,000)	(8,698)	(1,222)	(81,377)	(38,698)	(5,436)
Disposal gain of investments	-	-	1,500	211	-	1,500	211
Foreign currency exchange losses, net	(1,225)	(2,112)	(2,008)	(282)	(3,280)	(4,536)	(637)

Income before income tax expenses	26,726	3,259	11,149	1,566	134,614	19,260	2,705

Income tax expenses	(3,113)	(7,388)	(508)	(71)	(10,366)	(11,144)	(1,565)

Income (loss) before loss in equity method investments, net of income taxes	23,613	(4,129)	10,641	1,495	124,248	8,116	1,140

Loss in equity method investments, net of income taxes	-	(1,362)	(1,085)	(152)	-	(3,124)	(439)

Net income (loss) attributable to HUYA Inc.	23,613	(5,491)	9,556	1,343	124,248	4,992	701

Net income (loss) attributable to ordinary shareholders	23,613	(5,491)	9,556	1,343	124,248	4,992	701

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) per ordinary share
—Basic	0.10	(0.02)	0.04	0.01	0.54	0.02	0.00
—Diluted	0.10	(0.02)	0.04	0.01	0.53	0.02	0.00
Net income (loss) per ADS*
—Basic	0.10	(0.02)	0.04	0.01	0.54	0.02	0.00
—Diluted	0.10	(0.02)	0.04	0.01	0.53	0.02	0.00

Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	231,366,502	227,675,862	229,032,506	229,032,506	231,852,981	228,715,412	228,715,412
—Diluted	232,948,154	227,675,862	231,210,726	231,210,726	234,514,598	231,084,419	231,084,419

*	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	3,521	3,707	1,666	234	12,298	8,756	1,230
Research and development expenses	5,497	6,563	4,335	609	20,986	17,211	2,418
Sales and marketing expenses	171	394	213	30	983	927	130
General and administrative expenses	4,014	7,385	8,435	1,185	12,855	23,868	3,353

HUYA INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	203,574	212,318	226,624	31,833	638,991	627,425	88,134
Share-based compensation expenses allocated in cost of revenues	3,521	3,707	1,666	234	12,298	8,756	1,230

Non-GAAP gross profit	207,095	216,025	228,290	32,067	651,289	636,181	89,364

Operating loss	(32,331)	(23,703)	(14,300)	(2,009)	(96,884)	(97,651)	(13,718)
Share-based compensation expenses	13,203	18,049	14,649	2,058	47,122	50,762	7,131
Amortization of intangible assets from business acquisitions	5,937	6,005	5,958	837	17,808	17,959	2,523

Non-GAAP operating (loss) income	(13,191)	351	6,307	886	(31,954)	(28,930)	(4,064)

Net income (loss) attributable to HUYA Inc.	23,613	(5,491)	9,556	1,343	124,248	4,992	701
Gain arising from disposal of an equity investment, net of income taxes	-	-	(1,500)	(211)	-	(1,500)	(211)
Impairment loss of investments	36,298	30,000	8,698	1,222	81,377	38,698	5,436
Share-based compensation expenses	13,203	18,049	14,649	2,058	47,122	50,762	7,131
Amortization of intangible assets from business acquisitions, net of income taxes	4,928	4,984	4,945	695	14,781	14,906	2,094

Non-GAAP net income attributable to HUYA Inc.	78,042	47,542	36,348	5,107	267,528	107,858	15,151

Net income (loss) attributable to ordinary shareholders	23,613	(5,491)	9,556	1,343	124,248	4,992	701
Gain arising from disposal of an equity investment, net of income taxes	-	-	(1,500)	(211)	-	(1,500)	(211)
Impairment loss of investments	36,298	30,000	8,698	1,222	81,377	38,698	5,436
Share-based compensation expenses	13,203	18,049	14,649	2,058	47,122	50,762	7,131
Amortization of intangible assets from business acquisitions, net of income taxes	4,928	4,984	4,945	695	14,781	14,906	2,094

Non-GAAP net income attributable to ordinary shareholders	78,042	47,542	36,348	5,107	267,528	107,858	15,151

Non-GAAP net income per ordinary share
—Basic	0.34	0.21	0.16	0.02	1.15	0.47	0.07
—Diluted	0.34	0.21	0.16	0.02	1.14	0.47	0.07

Non-GAAP net income per ADS
—Basic	0.34	0.21	0.16	0.02	1.15	0.47	0.07
—Diluted	0.34	0.21	0.16	0.02	1.14	0.47	0.07

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	231,366,502	227,675,862	229,032,506	229,032,506	231,852,981	228,715,412	228,715,412
—Diluted	232,948,154	230,562,291	231,210,726	231,210,726	234,514,598	231,084,419	231,084,419